December 5, 2012

Via E-mail and EDGAR

Martin James

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	REVA Medical, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 000-54192

Dear Mr. James:

REVA Medical, Inc. (the “Company”) submits this letter in response to the comment received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 30, 2012 with respect to the Company’s Form 10-K for the year ended December 31, 2011 (the “Form 10-K”). For your convenience, we have repeated the Staff’s comment in bold/italic font and set forth the Company’s response immediately after the comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibits 31.1 and 31.2

1.	We note that you have omitted the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting required by Item 601(B)(31) of Regulation S-K. Please amend the Form 10-K to include certifications that include that required language. You may file an abbreviated amendment to the Form 10-K that includes a cover page, explanatory note, signature page, and corrected and currently dated certifications including paragraphs 1, 2, 4, and 5.

Response: As requested by the Staff, the Company has amended the Form 10-K to include certifications that include the required language. In accordance with the Staff’s comment and the guidance provided by the Commission’s Regulation S-K compliance and disclosure interpretation 246.13, the Company has filed an abbreviated amendment to the Form 10-K that includes only the cover page, explanatory note, signature page, and corrected and currently dated certifications including paragraphs 1, 2, 4, and 5.

December 5, 2012

Page Two

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The Company represents to the Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 966-3000.

Very truly yours,

REVA Medical, Inc.

/s/ Robert B. Stockman
Chairman of the Board and Chief Executive Officer